April 7, 2021

VIA E-mail

Bibb L. Strench, Esq.
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, D.C. 20036-3537
(202) 331-8800

          Re: SHP ETF Trust
              File Nos. 333-253997, 811-23645

Dear Mr. Strench

          On March 8, 2021, you filed a registration statement on Form N-1A on behalf of SHP
ETF Trust. We have reviewed the registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General
    1. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, trustees, officers, auditor information, exhibits, etc.). Please complete or update all information that is currently in brackets or missing in the registration statement, including exhibits, or tell us why you are unable to do so and when you expect to have this information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-
         effective amendment.

    2. Please inform the staff if a party other than the Fund   s sponsor or an
affiliate is
       providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund. Bibb L. Strench
SHP ETF Trust
Page 2

Prospectus

Front Cover Page

    3. Please provide the statement concerning the availability of reports to shareholders required by rule 498(b)(1)(vii) under the Securities Act.

Summary Information     FIS Knights of Columbus Global Belief ETF
Principal Investment Strategies of the Fund, pages 2-4

    4. Please define ADRs and GSRs and explain the criteria for an international company and a domestic company.

    5. Your disclosure indicates that the Fund will invest at least 40% of its total assets at the time of purchase in equity securities of companies headquartered outside the United
       States. Please explain how the Fund would be exposed to the economic fortunes and risks of a particular non-U.S. region in which a portfolio company is headquartered. If the Fund will apply additional criteria to determine that its investments are in issuers economically tied to countries outside of the United States, please advise us. See
       Investment Company Names, Investment Company Act Release No. 24828, at
n. 42 (Jan.
       17, 2001).

        Please also describe, in response to Item 9 of Form N-1A, how the policy can be changed.

    6. Please identify the Sub-Adviser, Knights of Columbus Asset Advisors LLC, the first time you make reference to it in the prospectus.

    7. Please explain a    rankings decline    that may prompt a sell. Please
describe or define
          extreme price movements,    and provide an example or context for
what risk
       management purposes would prompt the Sub-Adviser to sell.

    8. To the extent you have not included a comprehensive description of the USCCB
       Guidelines, please disclose how investors may obtain or access the complete set of
       USCCB Guidelines and any other information describing the USCCB investment policies followed by the Fund and its investment advisers.

    9. You disclose in the second paragraph of page 4 that the Fund makes investment decisions consistent with the USCCB Guidelines. Please specify the extent to which the fund is obliged to adhere to the USCCB Guidelines and clarify how the Fund will adhere to its stated investment strategy if it may, but is not required to, sell investments that are contrary to such guidelines.
 Bibb L. Strench
SHP ETF Trust
Page 3

    10. Please disclose whether the Fund will invest in securities in companies that are not in the
        U.S. and not U.S. dollar-denominated, and if so whether the fund will hedge any potential currency risk for these companies.

    11. In the fourth paragraph on page 4, you state that average market capitalization of the
        Fund   s portfolio is expected to range from $3 billion to $1.7
trillion. Please clarify
        whether investments in the Fund   s portfolio will fall within this
range or whether the
        average market capitalization of the Fund   s portfolio as a whole will
fall within this
        range.

Principal Risks of Investing in the Fund, pages 4-7

    12. Please harmonize principal risks disclosed with the principal investment strategies disclosed. For example, forward foreign currency exchange contracts is listed as a risk without any corresponding investment strategy disclosure.

Limited History of Operations, page 6

    13. Please also specify here that, because the Fund has only recently commenced operations, that it has no performance history as yet.

Purchase and Sale of Fund Shares, pages 7-8

    14. Please disclose the number of shares that make up a Creation Unit. We may have additional comments.

Additional Information about Investment Strategies, pages 8-9

    15. This appears to duplicate the Item 4 disclosure above. Please provide disclosures tailored and responsive to Items 4 and 9(b). See IM Guidance Update No. 2014-08.

Additional Information about the Fund   s Principal Risks, page 10-13

    16. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. (see Barry Miller letter to ICI).

    17. Please harmonize the risks disclosed regarding futures, options, preferred stock, options, and others, as applicable, with the investment types and instruments disclosed in the principal investment strategies.
 Bibb L. Strench
SHP ETF Trust
Page 4

Statement of Additional Information

Absence of Prior Active Market, page 27

    18. Please disclose this risk prominently among the principal risks in the Summary
        Prospectus.

Investment Restrictions and Policies, pages 40-41

    19. Please consider whether to update this disclosure in light of new rule 18f-4 under the
        Investment Company Act.

Capital Stock, page 75

    20. Please identify both of the investment funds that comprise the Trust.

Part C: Other Information

    21. Please confirm compliance with the FAST Act.

                                ACCOUNTING COMMENTS

    22. Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

Closing

         Please respond to this letter in writing via EDGAR correspondence submitted with a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. In an accompanying supplemental response letter, address each comment noted above and, where appropriate, specifically identify the location of new or revised disclosure in the amended filing. If the pre-effective amendment reflects no change in response to a comment, indicate this in your response letter and briefly provide the basis for your position. The staff may have further comments based on your answers and any new, revised, or missing pre-effective amendment disclosures or exhibits.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Bibb L. Strench
SHP ETF Trust
Page 5

       Should you have any questions regarding this letter, please contact me at (202) 551-3623.

                                                   Sincerely,

                                                   /s/ Daniel S. Greenspan

                                                   Daniel S. Greenspan
                                                   Staff Attorney

cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director